15045454

TF 1/25/15

SECUR. .MISSION
Washington, D.C. 20549

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RECEIVED JAN 15 2015

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- **41532**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/2013** (MM/DD/YY) **10/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LAKERIDGE CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 UNIVERSITY AVENUE, MEZZANINE LEVEL, SUITE M002
(No. and Street)

TORONTO	**ONTARIO, CANADA**	**M5J 2H7**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Mitchell CPA **(516) 747-1957**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith K Zhen CPA
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane Suite 1002	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Panagiotis Notidis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lakeridge Capital Inc.**, as of **October 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAKERIDGE CAPITAL INC.

Financial Statements and Supplemental Schedules

October 31, 2014

(With Independent Auditors' Report Thereon Required by Rule 17a-5)

These financial statements and schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange

TABLE OF CONTENTS

KEITH K. ZHEN, CPA

CERTIFIED PUBLIC ACCOUNTANT

2070 WEST 6TH STREET • BROOKLYN, NY 11223 • TEL (347) 408-0693 • FAX (347) 602-4686 • EMAIL KEITHZHEN@GMAIL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lakeridge Capital Inc.
Toronto, Ontario Canada

Gentlemen:

We have audited the accompanying financial statements of Lakeridge Capital Inc. (a Delaware corporation), which comprise the statement of financial condition as of October 31, 2014, and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lakeridge Capital Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lakeridge Capital Inc. as of October 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Lakeridge Capital Inc.'s financial statements. The supplemental information is the responsibility of Lakeridge Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Keith K. Zhen

Keith K. Zhen CPA
Brooklyn, NY

January 13, 2015

LAKERIDGE CAPITAL INC
OCTOBER 31, 2014
STATEMENT OF FINANCIAL CONDITION

ASSETS		
Cash	$	36,300
TOTAL ASSETS		36,300
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts Payable and Accrued Expenses	$	19,259
Total Liabilities		19,259
Equity		
Capital Stock, without par value, 6,000 authorized, 6,000 shares issued and outstanding		12,500
Additional Paid in Capital		279,968
Accumulated Deficit		(275,427)
Total Equity		17,041
TOTAL LIABILITIES AND EQUITY	$	36,300

+

The accompanying notes are an integral part of these audited financial statements.

LAKERIDGE CAPITAL INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2014

Revenues		
Commissions and other income	**$**	**444,935**
Total Revenues		**444,935**
Expenses		
Compensation to Brokers		**380,716**
Professional Fees		**35,588**
Management Fees		**32,000**
Occupancy		**4,200**
Regulatory fees		**8,692**
Currency Exchange loss		**3,514**
Other		**1,851**
Total Expenses		**466,561**
Net loss	**$**	**(21,626)**

The accompanying notes are an integral part of these audited financial statements.

LAKERIDGE CAPITAL INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2014

	Shares		Common Stock		Additional Paid-in Capital		Accumulated Deficit		Totals
Balances at, November 1, 2013	6,000	$	12,500	$	255,768	$	(253,801)	$	14,467
Contributions from parent	-		-		24,200		-		24,200
Net loss	-		-		-		(21,626)		(21,626)
Balances at October 31, 2014	6,000	$	12,500	$	279,968	$	(275,427)	$	17,041

The accompanying notes are an integral part of these audited financial statements.

LAKERIDGE CAPITAL INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(21,626)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid for by parent		16,200
Changes in operating assets and liabilities:		
Accrued expenses		6,063
CASH PROVIDED BY OPERATING ACTIVITIES		637
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		8,000
CASH PROVIDED BY FINANCING ACTIVITIES		
NET INCREASE IN CASH		**8,637**
CASH AT BEGINNING OF YEAR		**27,663**
CASH AT YEAR END	**$**	**36,300**
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	**$**	-
Cash paid for income taxes	**$**	-

The accompanying notes are an integral part of these audited financial statements.

LAKERIDGE CAPITAL INC.

NOTES TO FINANCIAL STATEMENTS
October 31, 2014

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lakeridge Capital Inc. ("we", "our" and the "Company") was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, the name was changed to Ridgewood Capital Funding, Inc. On June 30, 2004, the Company was sold to Kingsdale Capital Markets Inc., (Parent) a member of the Investment Dealers Association of Canada, and its name was changed to Kingsdale Capital Markets (USA) Inc. The name changed again in July 2012 to Lakeridge Capital Inc. The Company is dependent upon its Parent company.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future

Related Party Transactions

The Parent Company, Kingsdale Capital Markets Inc. pays office and administrative expenses including accounting, rent, telephone and secretarial fees and allocates a portion of the expense to the Company. The Company is dependent upon the parent for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At October 31, 2014, the Company's net capital was $16,394, which was $11,394 in excess of its required net capital of $5,000.

The Company's debt-equity ratio was 1.175 to 1

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent. The Parent provides administrative and other services to the company. During the fiscal year ended October 31, 2014, the Parent charged the Company $12,000 for officer compensation, and $4,200 for office space and administrative support.

The Parent Company made additional cash capital contributions of $8,000 for the year ended October 31, 2014.

The Company's Fidelity Bond coverage is provided as a rider to the Parent's policy. The Parent has agreed to indemnify the Company for any amount due as a deductible under the policy.

The Company paid $20,000 to its Parent, Kingsdale Capital Markets Inc. a Canadian Broker Dealer for Management fees.

NOTE 6 - INCOME TAXES

ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At October 31, 2014, a valuation allowance for the full amount of the net deferred tax asset was recorded because of uncertainties as to the amount of taxable income that would be generated in future years.

At October 31, 2014 the Company has available net operating loss carryforwards of approximately $275,400 which expire in the years 2030 through 2033.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 13, 2015, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 9- SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

LAKERIDGE CAPITAL INC.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

LAKERIDGE CAPITAL INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2014

NET CAPITAL:			
Members' equity			$ 17,041
Less haircuts on foreign currency (CDN)			647
NET CAPITAL			$ 16,394
AGGREGATE INDEBTEDNESS			$ 19,259
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$ 1,284
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$ 5,000
MINIMUM NET CAPITAL REQUIRED			$ 5,000
EXCESS NET CAPITAL ($16,394 - $5,000)			$ 11,394
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	19,259	
NET CAPITAL	$	16,394	117.48 %

LAKERIDGE CAPITAL INC.

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2014

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	16,394
NET CAPITAL, per audit	$	16,394

SCHEDULE III

INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

October 31, 2014

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(B). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

KEITH K. ZHEN, CPA
CERTIFIED PUBLIC ACCOUNTANT
2070 WEST 6TH STREET • BROOKLYN, NY 11223 • TEL (347) 408-0693 • FAX (347) 602-4686 • EMAIL KEITHZHEN@GMAIL.COM

Exemption Report Review

Board of Directors
Lakeridge Capital Inc.
Toronto, Ontario Canada

Gentlemen:

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) Lakeridge Capital Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lakeridge Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keith K. Zhen

Keith K. Zhen CPA
Brooklyn, NY

January 13, 2015

Lakeridge Capital Inc.
SEC Rule 15c3-3(k) Exemption Report
For year ending October 31, 2014

Lakeridge Capital Inc States to the best of its knowledge and belief that:

1. Lakeridge Capital Inc. is exempt from Rule 15c3-3 under the provisions of subsection (k) (2) (i) – ("Special Account for the Exclusive Benefit of customers" maintained).

2. Lakeridge Capital Inc. met the requirements of this exemption provision throughout the fiscal year ended October 31, 2014 without exception.